Exhibit 99.1

ASX Announcement Thursday 24th March 2022

Advanced Human Imaging concludes Formal Agreements
with Peruvian based Nextmedicall S.A.C

Advanced Human Imaging Limited (ASX: AHI) (Advanced Human Imaging) is pleased to update shareholders of the signing of the Master Services Agreement (MSA) with digital health and medical group NEXTMEDICALL S.A.C (“Nextmedicall”).

The MSA entails the legal and contractual terms in which AHI agrees to grant Nextmedicall the right to use AHI’s licensed Software Development Kits (SDKs) and related intellectual property once integrated into the Nextmedicall application/platform.

The MSA incorporates the following information and guidelines, Commercial undertakings, Software Development Kit, End User License, Technology Support, and the Data Processing Agreement.

Nextmedicall is currently integrating the AHI MultiScan SDK (software development kit) into the Nextmedicall application and platform. The initial integration will allow access to the FaceScan followed by the proprietary BodyScan, empowering its users with an ability to track and ascertain dimensional base risk assessment and vitals sign.

About Nextmedicall S.A.C

Nextmedicall is a Peruvian medical and technology company pioneering in telemedicine focusing on chronic disease patients in Latin America, supplying a digital ecosystem that connects healthcare stakeholders, to improve the quality of life of patients at home and abroad.

Nextmedicall has an extensive network of doctors and specialists spanning, Traumatology, Orthopaedics, Oncology, Gastroenterology Rehabilitation, Neurosurgery, Gynaecology, Obstetrics, Psychiatry, Dermatology, Paediatrics, Nutrition, and Ophthalmology, specializing in remote personal care. Assisting individuals to locate and connect with specialists in the locality when requiring care or assessment of care.

Nextmedicall is an end-to-end care solution providing services across telemedical consultations, prescriptions, treatments, pharmaceutical delivery, laboratory analysis, and online or at-home nursing care. With the integration of the AHI solution, Nextmedicall hopes to provide the solution across Latin America to assist in more affordable care.

For more information on Nextmedicall, please visit: https://nextmedicall.com/

*	This announcement has been approved by the CEO of Advanced Human Imaging Limited.

For more information contact:

Dr Katherine Iscoe Chief Executive Officer Advanced Human Imaging Limited E: E: hello@ahi.tech	Vlado Bosanac Strategy and Revenue Advanced Human Imaging Limited E: hello@ahi.tech

For more information please visit: www.advancedhumanimaging.com/

*	Integration and timing of the Nextmedicall application and platform launch are subject to Nextmedicall concluding all technical aspects required. AHI will provide all technical support and advice to assist Nextmedicall in reaching the target release timing but cannot control unknown delays in the delivery undertakings by its partners.

Advanced Human Imaging Limited.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@advancedhumanimaging.com